

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 10, 2009

Mr. Rene Arbic
President, Chief Executive Officer
Hipso Multimedia, Inc.
550 Chemin du Golf, Suite 202, Ile des Soeurs
Quebec, Canada H3E 1A8

> **RE: Hipso Multimedia, Inc.**
> **File No. 333-131599**
> **Form 10-K/A for the year ended November 30, 2008**
> **Filed June 30, 2009**

Dear Mr. Arbic:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the year ended November 30, 2008

General

1.   We note a press release dated December 17, 2008, announcing that Valtech Inc., a wholly owned subsidiary of Hipso Multimedia, Inc., bid for a 400 million dollar licensing agreement in Slovakia. In addition, we note that you did not discuss it in your first quarter Form 10-Q filed on April 14, 2009. Further, we note a press release on June 9, 2009, stating that Valtech Communications Inc. intends to submit a bid in response to tenders for the licensing agreement in Slovakia. It appears that information such as this may be required to be disclosed as forward looking information and analyses in management's discussion and analysis of financial condition and results of operation. In

your response tell us why you believe the disclosure of this information in your first quarter Form 10-Q was not necessary. Also, clarify whether or not Valtech Inc. discussed in the December 17, 2008 press release is the same entity as Valtech Communications, Inc.

2.   We note your response to our prior comment three in our letter dated June 8, 2009. However, Question 146.04 of Regulation S-K Compliance & Disclosure Interpretations notes registrants should provide a written description of oral contracts that would be required to be filed as an exhibit pursuant to Item 601(b)(10) if it were written. We note the headline of the February 3, 2009, press release describing the agreement as a "major deal" with Canvar Group Inc. Thus, the strategic partnership with Canvar Group Inc. appears to be a material oral contract. Please amend your first quarter Form 10-Q to discuss the strategic partnership with Canvar Group Inc. Also, file as an exhibit a written description of the agreement.

Item 1. Business, page 2

3.   We note your response to our prior comment six in our letter dated June 8, 2009. Please supplement your disclosure in your Item 1 business section to reflect your response and added disclosure in the Notes to the Financial Statements. In addition, please file your material contract(s) with these customers or explain to us why you determined you were not required to file them pursuant to Item 601(b)(10) of Regulation S-K.

Item 1A. Risk Factors, page 3

4.   We note your disclosure on page five stating that Valtech depends on interest-free loans from its principal shareholders to survive. In addition, we note your Item 13 disclosure on page 16 discussing interest bearing loans from your principal shareholders and officers. Please advise.

Item 3. Legal Proceedings, page 6

5.   We note your response to our prior comment nine in our letter dated June 8, 2009. Revise your disclosure here and in the Notes to the Financial Statements to identify the parties involved. We note that you filed a complaint against two former consultants and your transfer agent on January 29, 2009.

Sales of Unregistered Equity Securities, page 8

6.   We note your response to our prior comment 11 in our letter dated June 8, 2009. However, we note that you did not disclose to whom some sales and issuances of unregistered equity securities were to. Please revise your disclosure to name the persons or identify the class of persons to whom all unregistered securities were sold.

Item 7. Management's Discussion and Analysis, page 9

7.   We note your response to our prior comment 12 in our letter dated June 8, 2009; however it does not appear that any change has been made to your MD&A. Thus, we reissue comment 12 in our letter dated June 8, 2009.

Results of Operations, page 11

8.   We note your response to our prior comment 13 in our letter dated June 8, 2009. However, you did not address material trends and uncertainties related to your prospective financial condition and operating performance. This appears to be appropriate disclosure given the current financial condition of your company. Thus, revise to provide more detail as to why line items have changed and whether any changes have prospective implications.

Item 8. Financial Statements and Supplementary Data

9.   Please amend the filing to include audited balance sheets as of November 30, 2008 and 2007 and statements of operations, cash flows and changes in stockholders' deficit for each of the two years in the period ended November 30, 2008.

Item 9A(T) Controls and Procedures, page 12

10.   We note your response to our prior comments 14 through 18 in our letter dated June 8, 2009. However, we note that you did not provide a statement as to whether or not management has concluded that internal control over financial reporting is effective at November 30, 2008 as required by Item 308T of Regulation S-K. Please revise.

11.   We note your response to our prior comments 14 through 18 in our letter dated June 8, 2009. However, we note that your response did not give us a detailed analysis about the severity of the significant deficiencies noted on page 12. Thus, in your response tell us how you reached the conclusion that the significant deficiencies described did not rise to the level of being material weaknesses.

12.   We reissue our prior comment 18 in our letter dated June 8, 2009. Please describe all changes in your internal controls over financial reporting that occurred during the fourth quarter of fiscal year 2008. We note your disclosure on page 13 stating, "[e]xcept as described above, there were no changes in our internal controls over financial reporting during the fourth quarter of fiscal year 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting."

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Gopal Dharia, Senior Staff Accountant, at (202) 551-3353, or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, or me, at (202) 551-3257 with any other questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief

Cc: Joel Pensley, Esq.
        Via Facsimile: (212) 898-1266